DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

August 11, 2010

Ms. Erin E. Martin, Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission.

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, DC 20549-6010

Re:	Phillips Edison – ARC Shopping Center REIT Inc.
Amendment No. 5 to Registration Statement on Form S-ll Filed
Filed on August 11, 2010
File No. 333-164313

Dear Ms. Martin:

On behalf of our client, Phillips Edison – ARC Shopping Center REIT Inc. (“we,” “us” or the “Company”), and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 5 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 4”).

Amendment No. 5 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Jeffrey S. Edison of the Company dated August 6, 2010 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 5 along with four additional copies marked to indicate the location of changes from the Company’s filing of Amendment No. 4 to the above-referenced Registration Statement on Form S-11 on July 2, 2010, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean, unmarked version of Amendment No. 5 as filed on EDGAR. For your review, we will provide marked copies of the revised sales literature under cover of a separate letter.

Ms. Erin E. Martin U.S. Securities and Exchange Commission August 10, 2010 Page Two

AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM S-11

What is the experience of your Phillips Edison sponsors?, page 7

1.	We note your disclosure that Phillips Edison and its affiliates have over 3,000 tenants. You also state that on page 80 under the subheading “Diversified Portfolio” that Phillips Edison has over 3,100 tenants. Please revise to present Phillips Edison and its affiliates’ prior experience in a consistent manner throughout.

Response: We undertake to revise the disclosure on page 6 of the prospectus as follows:

What is the experience of your Phillips Edison Sponsors?

Formed in 1991, Phillips Edison is a fully integrated, real estate operating company that acquires and repositions underperforming (primarily anchored) neighborhood retail shopping centers throughout the United States. Since its inception, Phillips Edison has operated with financial partners through both property-specific joint ventures and multi-asset discretionary private equity funds. Phillips Edison and its affiliates have acquired and currently manage assets covering approximately 26 million square feet and having an aggregate value of approximately $1.8 billion, providing its investors with a vehicle through which they could invest in a carefully selected and professionally managed portfolio of operating assets and development opportunities, which have produced a track record of strong financial results. Phillips Edison and its affiliates have over ~~3,000~~ 3,100 tenants and long-standing relationships with national and regional companies with high credit ratings.

We believe that this revision is immaterial, as the “over 3,000 tenants” language was accurate and the more detailed “over 3,100 tenants” language represents only a 3% increase. Given the nature of the revision, we believe that the revision need not be included in a pre-effective filing of the prospectus.

2.	We note that the signature of the officer signing on behalf of the registrant was signed pursuant to a power of attorney. Please file certified copies of the resolution of your board of directors authorizing such signature. Refer to Item 601(b)(24) of Regulation S-K for guidance.

Response: The signature of Jeffrey S. Edison, the officer signing on behalf of the registrant, has been included in Amendment No. 5.

Power Point

3.	Refer to pages 12 and 15. We note that some of the information regarding the prior performance of Phillips Edison, such as the number of properties, does not appear to be consistent with information contained in the prospectus. Please revise or advise. Please also confirm that the number of tenants is consistent with the revisions that you make in response to comment 1 above. Please note that this comment also applies to your website.

Response: In response to the Staff’s comment, we have revised the Power Point and website to be consistent with information contained in the prospectus.

Ms. Erin E. Martin U.S. Securities and Exchange Commission August 10, 2010 Page Three

4.	Please balance the disclosure about Phillips Edison’s prior experience with a discussion of adverse business developments, as applicable. Please note that this comment also applies to your website.

Response: In response to the Staff’s comment, we have balanced the disclosure of Phillips Edison’s prior experience with a discussion of adverse business developments in the Power Point and the website.

Website

5.	Refer to the Terms & Conditions of the website, specifically paragraph 11 and the disclosure that “… the Website must be read in conjunction with prospectus…,” (emphasis added). As previously noted, it is inappropriate to require potential investors to represent that they have read the prospectus. Please revise accordingly or advise us why such requirement is appropriate.

Response: In response to the Staff’s comment, we have revised the Terms & Conditions of the website to disclose that “… the Website should be read in conjunction with prospectus…,” (emphasis added).

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner

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